Exhibit 12.1
MoneyGram International, Inc.
Calculation of Ratios

	Year Ended December 31,
	Nine Months
	Ended
	September 30, 2010	2009	2008	2007	2006	2005
		(Dollars in thousands)
Earnings
Pretax income (loss) from continuing operations	$35,893	$(22,322)	$(337,191)	$(993,267)	$176,773	$146,376
Fixed charges	79,326	111,364	95,850	15,418	11,261	9,227

Total earnings	$115,219	$89,042	$(241,341)	$(977,849)	$188,034	$155,603

Fixed Charges
Interest expensed	$64,526	$95,147	$85,189	$12,359	$8,932	$6,393
Amortization of debt expense, premium and discount	12,010	12,764	7,487	197	168	1,167
Estimated interest component of rent expense	2,790	3,453	3,174	2,862	2,161	1,697

Total fixed charges	$79,326	$111,364	$95,850	$15,418	$11,261	$9,227

Preferred dividend requirement	$141,564	$169,659	$117,836	n/a	n/a	n/a

Total fixed charges and preferred dividend requirement	$220,890	$281,023	$213,686	$15,418	$11,261	$9,227

Ratio of earnings to fixed charges	1.45	0.80	(2.52)	(63.42)	16.70	16.86

Deficiency of earnings to fixed charges	$—	$22,322	$337,191	$993,267	$—	$—

Ratio of earnings to fixed charges and preferred dividend requirements	0.52	0.32	(1.13)	(63.42)	16.70	16.86

Deficiency of earnings to fixed charges and preferred dividend requirements	$105,671	$191,981	$455,027	$993,267	$—	$—